Exhibit 99.2

January 28, 2010

Board of Directors of

Barnes & Noble, Inc.

c/o Corporate Secretary

122 Fifth Avenue

New York, New York  10011

Ladies and Gentlemen:

My name is Ron Burkle and through my Yucaipa investment funds I am a significant shareholder in Barnes & Noble.  We believe Barnes & Noble is currently undervalued, and have therefore bought approximately 19% of the outstanding Barnes & Noble common stock in open market purchases.  I was surprised to find that, even though I spoke with Leonard Riggio prior to our purchasing any shares to make sure he understood our views and concerns as an investor, the Company has reacted to our stock purchases by implementing a poison pill prohibiting us (or any other non-Riggio shareholder) from acquiring stock ownership above a 20% threshold.

The fact that the Riggio family and other Company insiders own over 37% of the outstanding stock, and that over the past 3 years Len was allowed to increase his personal stake by approximately 10% of the outstanding stock (to over 30% of the outstanding shares), in my view shows that the Board and its Chairman endorse two sets of rules: one for the Riggio family, and one for the rest of the Company’s shareholders.  I believe the poison pill allows Len and other Company insiders to exert effective control over the shareholder franchise, while at the same time Len has taken a great deal of money off the table by selling his textbook business to the Company, thereby reducing the Company’s liquidity and burdening the Company and its shareholders with significant debt to finance that purchase.

We believe having over 37% of the Company shares in the hands of the Riggio family and other insiders, coupled with the 20% ownership limitation enforced on other shareholders under the poison pill, has a coercive effect on the Company’s other shareholders and gives the Riggio family a preclusive advantage in any proxy contest.  This has the effect of placing de facto control of the Company in the Riggio’s hands, despite their owning much less than a majority of the Company’s shares.

We believe the poison pill is counterproductive, unnecessary, and inappropriately impairs the free and fair exercise of the shareholder franchise.  Put simply, we believe it hurts the share price and inappropriately penalizes Barnes & Noble’s “non-Riggio” shareholders.  We also firmly believe that by implementing the poison pill but nonetheless allowing Len Riggio and other insiders to own over 37% of the stock, the Board is sending a message to the other shareholders and the investing community that Barnes & Noble is a company controlled and operated for the benefit of selected insiders.

I am also concerned and request clarification on how the poison pill is applied to Len and his family members.  Are shares held by Stephen Riggio or Leonard Riggio’s other family members considered “excluded shares” under the poison pill?  If that is not the case, then Stephen and Leonard Riggio could collectively own approximately 50% of the outstanding stock without triggering the poison pill.  Yet, neither we nor any other shareholder can own more than 20% of the Company’s shares.  Please explain the Board’s intended interpretation of the poison pill and any justification for allowing the Riggio family to acquire without triggering the pill up to 50% of the Company’s shares, but to cap all other shareholders at 20%.

In addition, I hereby request the Board to (a) take such action as is necessary to allow me and my affiliated funds to collectively acquire up to 37% of the outstanding shares (including the shares we currently hold) without triggering the poison pill and (b) confirm that the members of the Riggio family cannot individually or collectively acquire any more Company stock without triggering the poison pill.  This will allow us, through the purchase of additional shares, to be on an equal footing with the Riggio family at the Company’s annual shareholder meeting.  Not to grant us such a waiver and interpreting the plan to allow the Riggio family to acquire additional shares would, in effect, create a near insurmountable barrier to us (or any other non-Riggio shareholder) in waging a successful proxy contest, because winning such a contest at the next annual meeting would be either mathematically impossible or realistically unattainable.

I look forward to your prompt reply on these very important issues.

Sincerely,

Ron Burkle

Cc:	Jennifer M. Daniels (General Counsel and Corporate Secretary)
Leonard Riggio
Stephen Riggio
George Campbell Jr.
Michael J. Del Giudice
William Dillard, II
Patricia L. Higgins
Irene R. Miller
Margaret T. Monaco
Lawrence S. Zilavy